Exhibit 99.01

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2009, 2008 and 2007

	Balance at	Charged to Costs		Write-offs Net	Balance at End of
	Beginning of	and		of	of
	Year	Expenses	Other	Recoveries	Year
	(In thousands)

Allowance for Doubtful Accounts
2009	$3,716	$1,312	$2	$(3,675)	$1,355
2008	3,687	823	5	(799)	3,716
2007	3,122	1,271	(4)	(702)	3,687
Valuation Allowance for Deferred Tax Assets
2009	$311,014	$12,789	$—	$—	$323,803
2008	303,570	444	—	—	311,014
2007	357,910	(54,340)	—	—	303,570